UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

RELYPSA, INC.

(Name of Subject Company (Issuer))

VIFOR PHARMA USA INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

GALENICA AG

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK	759531106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Oliver Kronenberg

Group General Counsel

Galenica AG

Untermattweg 8-P.O. Box

CH-3027 Bern, Switzerland

+41.58.852.81.11

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Levine

Jeffrey Symons

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,634,452,064	$164,589

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 51,076,627 shares of common stock, $0.001 par value per share, of Relypsa. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 44,882,597 Shares issued and outstanding, (ii) 4,753,020 Shares issuable upon the exercise of outstanding options, (iii) 997,523 Shares issuable upon the vesting of outstanding restricted stock units, (iv) 255,149 Shares issuable upon the exercise of outstanding and unexpired warrants, and (v) 188,338 Shares estimated to be subject to issuance pursuant to Relypsa’s Employee Stock Purchase Plan), multiplied by (b) the offer price of $32.00 per Share. The foregoing share figures have been provided by the issuer to the offeror and are as of August 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Vifor Pharma USA Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Galenica”), to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Relypsa, Inc., a Delaware corporation (“Relypsa”), at a price of $32.00 per Share, in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2016 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is Relypsa, Inc., a Delaware corporation. Relypsa’s principal executive offices are located at 100 Cardinal Way, Redwood City, California 94063. Relypsa’s telephone number at such address is (650) 421-9500.

(b)	This Schedule TO relates to the issued and outstanding Shares of Relypsa. According to Relypsa, as of August 1, 2016, there were an aggregate of (i) 44,882,597 Shares issued and outstanding, (ii) 4,753,020 Shares issuable upon the exercise of outstanding options, (iii) 997,523 Shares issuable upon the vesting of outstanding restricted stock units, (iv) 255,149 Shares issuable upon the exercise of outstanding and unexpired warrants, and (v) 188,338 Shares estimated to be subject to issuance pursuant to Relypsa’s Employee Stock Purchase Plan.

(c)	The information set forth in the section entitled “Introduction” of the Offer to Purchase and Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and Galenica. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Galenica” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” of the Offer to Purchase, and Sections 9, 10, and 11 — “Certain Information Concerning Purchaser and Galenica,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements,” respectively, of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” of the Offer to Purchase, and Sections 6, 7, 11, 12, and 14 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration,” “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements,” “Source and Amount of Funds” and “Dividends and Distributions,” respectively, of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” of the Offer to Purchase, and Sections 10, 11 and 12 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements” and “Source and Amount of Funds,” respectively, of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and Galenica” and “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements,” respectively, and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 17 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements” and “Fees and Expenses,” respectively, of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Galenica,” “Background of Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements,” respectively, of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3)	The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, of the Offer to Purchase is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 4, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Galenica on July 21, 2016(1)

(a)(5)(B)	Joint Press Release issued by Galenica and Relypsa on July 21, 2016(2)

(a)(5)(C)	Investor Presentation presented on Galenica Analyst Conference Call on July 21 2016(3)

(a)(5)(D)	Presentation presented at meeting for employees of Relypsa on July 21, 2016(4)

(a)(5)(E)	Transcript of Investor Conference Call with Analyst held on July 21, 2016(5)

(a)(5)(F)	Summary Newspaper Advertisement as published in Wall Street Journal on August 4, 2016

(a)(5)(G)	Press Release issued by Galenica on August 4, 2016

(b)	Multicurrency Term Facility Agreement, dated as of July 20, 2016, for Galenica AG, as Original Guarantor, arranged by Credit Suisse AG, as Arranger, with Credit Suisse AG, acting as Agent

(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2016, by and among Purchaser, Galenica and Relypsa(6)

(d)(2)	Confidentiality Agreement, dated May 6, 2014, by and between Relypsa and Vifor Fresenius Medical Care Renal Pharma Ltd.

(d)(3)	Amendment No. 1 to Confidentiality Agreement, dated May 6, 2015, by and between Relypsa and Vifor Fresenius Medical Care Renal Pharma Ltd.

(d)(4)	Confidentiality Agreement, dated as of May 8, 2016, by and between Galenica and Relypsa

(d)(5)	Amendment No. 1 to Confidentiality Agreement, dated May 11, 2016, by and between Galenica and Relypsa

(d)(6)	License Agreement dated as of August 10, 2015, by and between Vifor Fresenius Medical Care Renal Pharma Ltd. and Relypsa, Inc.(7)

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(2)	Incorporated by reference to Exhibit 99.2 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(3)	Incorporated by reference to Exhibit 99.3 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(4)	Incorporated by reference to Exhibit 99.4 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(5)	Incorporated by reference to Exhibit 99.1 to the Form TO-C filed by Galenica on July 25, 2016 (File Number: 005-87732)
(6)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Relypsa on July 21, 2016 (File Number: 001-36184)
(7)	Incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Relypsa on November 4, 2015 (File Number: 001-36184)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2016

Galenica AG

By:	/s/ Dr. Jörg Kneubühler
Dr. Jörg Kneubühler
Chief Financial Officer

By:	/s/ Dr. Andreas Walde
Dr. Andreas Walde
General Secretary

Vifor Pharma USA Inc.

By:	/s/ Dr. Oliver P. Kronenberg
Dr. Oliver P. Kronenberg
Secretary

By:	/s/ Colin Bond
Colin Bond
President and Chairman

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 4, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Galenica on July 21, 2016(1)

(a)(5)(B)	Joint Press Release issued by Galenica and Relypsa on July 21, 2016(2)

(a)(5)(C)	Investor Presentation presented on Galenica Analyst Conference Call on July 21 2016(3)

(a)(5)(D)	Presentation presented at meeting for employees of Relypsa on July 21, 2016(4)

(a)(5)(E)	Transcript of Investor Conference Call with Analyst held on July 21, 2016(5)

(a)(5)(F)	Summary Newspaper Advertisement as published in Wall Street Journal on August 4, 2016

(a)(5)(G)	Press Release issued by Galenica on August 4, 2016

(b)	Multicurrency Term Facility Agreement, dated as of July 20, 2016, for Galenica AG, as Original Guarantor, arranged by Credit Suisse AG, as Arranger, with Credit Suisse AG, acting as Agent

(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2016, by and among Purchaser, Galenica and Relypsa(6)

(d)(2)	Confidentiality Agreement, dated May 6, 2014, by and between Relypsa and Vifor Fresenius Medical Care Renal Pharma Ltd.

(d)(3)	Amendment No. 1 to Confidentiality Agreement, dated May 6, 2015, by and between Relypsa and Vifor Fresenius Medical Care Renal Pharma Ltd.

(d)(4)	Confidentiality Agreement, dated as of May 8, 2016, by and between Galenica and Relypsa

(d)(5)	Amendment No. 1 to Confidentiality Agreement, dated May 11, 2016, by and between Galenica and Relypsa

(d)(6)	License Agreement dated as of August 10, 2015, by and between Vifor Fresenius Medical Care Renal Pharma Ltd. and Relypsa, Inc.(7)

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(2)	Incorporated by reference to Exhibit 99.2 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(3)	Incorporated by reference to Exhibit 99.3 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(4)	Incorporated by reference to Exhibit 99.4 to the Form TO-C filed by Galenica on July 21, 2016 (File Number: 005-87732)
(5)	Incorporated by reference to Exhibit 99.1 to the Form TO-C filed by Galenica on July 25, 2016 (File Number: 005-87732)
(6)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Relypsa on July 21, 2016 (File Number: 001-36184)
(7)	Incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Relypsa on November 4, 2015 (File Number: 001-36184)